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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number 001-2979
(Check one)

[ ]  Form 10-K and Form 10-KSB              [X]  Form 11-K

[ ]  Form 20-F      [ ]  Form 10-Q and Form 10-QSB    [ ]  Form N-SAR

For period ended:  December 31, 1998

[ ]  Transition Report on Form 10-K and Form 10-KSB

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q and Form 10-QSB

[ ]  Transition Report on Form N-SAR

For the transition period ended:  Not applicable


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates: Not applicable

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:       Wells Fargo & Company
                               Norwest Corporation Savings Investment Plan

Former name if applicable:     Norwest Corporation

Address of principal
executive office:              420 Montgomery Street
                               San Francisco, California 94163
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The Annual Report on Form 11-K for the year ended December 31, 1998 for the Norwest Corporation Savings Investment Plan could not be filed by the prescribed due date because of the inability of KPMG LLP to complete the audit procedures necessary for KPMG to issue by that date an unqualified report on the financial statements of the Savings Investment Plan to be included in the Form 11-K. Completion of the necessary audit procedures requires additional time because of the large number of employee benefit plans (16) that were merged into the Savings Investment Plan during calendar year 1998 and because of the conversion of record keeping systems used to generate data necessary to support KPMG's report. The merged plans were assumed by Wells Fargo & Company (formerly Norwest Corporation) in connection with acquisitions closed on or before December 31, 1998.

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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

             Les L. Quock
             Senior Vice President and Controller
             Wells Fargo & Company
             (415) 396-8512


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [ ] Yes    [X] No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             WELLS FARGO & COMPANY
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 30, 1999           By:  /s/ Les L. Quock
                                    Les L. Quock
                                    Senior Vice President and Controller

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                                                                       EXHIBIT A

                              STATEMENT OF KPMG LLP


         KPMG LLP was unable to complete the audit procedures necessary for KPMG to issue, by the prescribed due date, an unqualified report on the financial statements of the Norwest Corporation Savings Investment Plan to be included in the Saving Investment Plan's Annual Report on Form 11-K for the year ended December 31, 1998, due in part to the large number of employee benefit plans
(16) merged into the Savings Investment Plan and due also in part to the conversion of record keeping systems used to generate data necessary to support KPMG's report. The merger into the Savings Investment Plan of this number of other employee benefit plans is requiring KPMG to spend significant time reviewing documentation relating to the merged plans and reconciling specific funds transfers.


                                            /s/  KPMG LLP

                                            KPMG LLP
                                            Certified Public Accountants
                                            San Francisco, California
                                            June 30, 1999



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